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                                  Humana Inc.
                      Ratio of Earnings to Fixed Charges
        For the quarters and six months ended June 30, 1997 and 1996
                                  Unaudited
                            (Dollars in millions)


                                     Quarter Ended        Six Months Ended
                                        June 30,              June 30,



                                     1997    1996           1997    1996

Earnings:
  Income (loss) before
   income taxes                     $  65   $ (146)        $ 125   $ (65)
  Fixed charges                         3        5             8      11

                                    $  68   $ (141)        $ 133   $ (54)


Fixed charges:
  Interest charged to expense       $   1   $    3         $   4   $   8
  One-third of rent expense             2        2             4       3

                                    $   3   $    5         $   8   $  11



Ratio of earnings to
 fixed charges                       20.9       (a)         15.9      (a)



For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(a) Exclusive of the special charges of $200 million before income taxes, the Ratio for the quarter and six months ended June 30, 1996, would have been 12.3 and 13.2, respectively.

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